Exhibit 3.153

ARTICLES OF ORGANIZATION

OF

GREATER FLORIDA ANESTHESIOLOGISTS, LLC

1.	Name. The name of this limited liability company is GREATER FLORIDA ANESTHESIOLOGISTS, LLC, a Florida limited liability company (the “Company”).

2.	Duration. The Company shall be effective on July 22, 2009 and shall thereafter have perpetual existence.

3.	Purpose. The company is organized for the purpose of transacting all lawful activities and businesses that may be conducted by a limited liability company under the laws of Florida.

4.	Place of Business. The mailing and street address of the Company’s principal office is 300 Jeffords Street, Suite B, Clearwater, Florida 33756.

5.	Registered Agent and Office. The name of the initial registered agent of the Company is CorpDirect Agents, Inc. The street address of the initial registered agent of the Company is CorpDirect Agents, Inc., 515 East Park Avenue, Tallahassee, Florida 32301.

6.	Contributions to the Company. No cash or property (other than cash) has been contributed to the Company by its members at this time. No contributions have been agreed upon.

7.	Additional Members. Additional members to the Company may be admitted, but only upon the consent of the members of the Company at the time admission is sought.

8.	Termination of Membership. Upon the death, retirement, resignation, expulsion, bankruptcy, or dissolution of a member or upon the occurrence of any other event which terminates the continued membership of a member in the Company, the company shall be dissolved unless all remaining members agree in writing to continue the business of the Company.

9.	Management of the Company. The Company shall be managed in accordance with the operating agreement adopted by all of the members. Until and unless changed by the operating agreement, the Company shall have the following officers: Scott Mantell, President and CEO, and Richard Gianetti, M.D., Vice President, each of whom shall have full power and authority to act for and on behalf of the Company, including, without limitation, to enter into contracts, open and close bank accounts, incur and pay debts and expenses, file papers with the Internal Revenue Service, and engage professionals and other advisors, and all persons may rely on these Articles of Organization to deal directly with these named individuals on all matters relating to the Company.

The undersigned executed these Articles of Organization on the 22nd day of July 2009.

By:	/s/ Joseph Rugg
Joseph Rugg
Authorized Representative

ACCEPTANCE OF REGISTERED AGENT DESIGNATION FOR:

GREATER FLORIDA ANESTHESIOLOGISTS, LLC

Having been named as registered agent and to accept service of process for the aforementioned entity at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provision of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

CorpDirect Agents, Inc.

By:	/s/ Kevin R. Roberts
Its Agent: Kevin R. Roberts